Exhibit 99.1

ICON Acquires Veeda Laboratories Limited

Expands ICON’s Biomarker and Immunoassay Capabilities in Europe

DUBLIN--(BUSINESS WIRE)--July 9, 2009--ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that is has acquired Veeda Laboratories Ltd., a wholly-owned subsidiary of Veeda Clinical Research Group.

Veeda Laboratories is a specialist provider of biomarker laboratory services to global pharmaceutical and biotechnology industries. The acquisition adds to ICON Development Solutions’ existing bioanalytical and immunoassay capabilities, which are delivered through its laboratory in Manchester, UK, and Prevalere Life Sciences LLC., the US-based bioanalytical and immunoassay laboratory which ICON acquired in November 2008.

“Biomarkers of disease are assuming an ever increasing role in the discovery and development of drugs,” commented Thomas Frey, President, ICON Development Solutions. “In Veeda Laboratories, we have acquired a company that has a very strong reputation for biomarker development and has well-established relationships with top-tier pharmaceutical and biotechnology companies. Veeda’s team of scientists will also greatly enhance ICON’s existing team of biomarker experts.”

“We are excited to be joining ICON,” commented John Allinson, Head of Veeda Laboratories, Oxford. “This deal will enable us to enhance and expand our biomarker, pharmacokinetic and immunogenicity services and to offer our clients a broader suite of drug development services. We look forward to working closely with ICON’s global network of laboratories to develop innovative biomarker solutions that improve clients’ drug development and therapeutic decision making.”

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has over 7,000 employees, operating from 71 locations in 38 countries.

Further information is available at www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
Ciaran Murray, CFO
+353-1-2912000
IR@iconplc.com
or
Niamh Murphy
Corporate Communications Manager
+353-1-2912180
Niamh.Murphy@iconplc.com